

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

<u>Via E-mail</u>
Mr. Eric Emans
Chief Financial Officer
Blucora, Inc.
601 108th Avenue
Bellevue, WA 98004

> **Re: Blucora, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **Form 8-K/A Filed April 17, 2012**
> **File No. 000-25131**

Dear Mr. Emans:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Statements of Stockholders' Equity, page 58

1.   You state on page 68 that the FASB issued guidance on the presentation of comprehensive income in June 2011 but because the company already presents its other comprehensive income consistent with the guidance, it will have no effect on your financial condition, results of operations or cash flows. We further note that you include the components of other comprehensive income in the statement of stockholders' equity at December 31, 2011. Please confirm for us that in future filings you will present one

line item representing the total other comprehensive income for each period in your statement of stockholders' equity consistent with the guidance in ASC 220-10-45-14.

Note 5. Stockholders' Equity, page 71

2.   Please further explain the terms of the August 23, 2011 warrant agreement with CIG and tell us how you determined this award should be classified as equity upon issuance and then reclassified as a liability upon consummation of the TaxACT acquisition. Please cite the specific accounting guidance you considered at both the initial issuance and modification dates.

Item 9A. Controls and Procedures

Changes in Internal Control of Financial Reporting, page 86

3.   We note your reference on page 86 to the remediation of the material weakness in internal control over financial reporting as described in your Form 10-Q filed on November 14, 2011. Please explain in further detail how you remediated the weakness in your internal controls related to the accounting and disclosure for business acquisitions. In this regard, describe further, for us, what you mean by "strengthening controls over the application of GAAP with respect to business combinations" as stated in your September 30, 2011 Form 10-Q. Also, tell us what impact the implementation of a new accounting system had on the remediation of your material weakness as discussed in your June 30, 2011 Form 10-Q/A. To the extent the new accounting system helped to remediate the material weakness, please explain further how this system impacts your internal controls related to accounting and disclosures for business acquisitions.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 2. Summary of Significant Accounting Policies

Tax Preparation Revenue Recognition, page 6

4.   We note your disclosures here regarding multiple element arrangements for products and/or services. We further note your disclosures on page 17 where you state the majority of the revenue in the tax preparation segment is generated by the online service. In an effort to better understand your disclosures, please tell us the products and/or services that would be included in your multiple element arrangements, how significant those are to the segment's total revenue, and how those relate to your online services.

5.   You disclose that your software as a service (SaaS) element is recognized upon the purchase of the service as it is typically purchased at the end of the process, which is the point in which the four revenue recognition criteria are met. Please tell us what services

are provided as a SaaS element and further explain why it is appropriate to recognize the related revenue when they are purchased.

6.   We note that revenue related to support services is recognized ratably over the period in which you expect the returns to be filed. With a view towards future disclosures, please tell us the anticipated service period over which you recognize such revenues.

Form 8-K/A Filed April 17, 2012

7.   We note your reference to footnote (4) in the header to the pro forma adjustments column of your unaudited pro forma condensed consolidated statements of continuing operations. In future filings, revise to include separate footnote references for each pro forma adjustment. In addition, please ensure that your footnote disclosures appropriately explain the pro forma adjustment. In this regard, the adjustment for the stock-based compensation expense for awards granted to 2SS Holdings' employees should describe the terms of the awards and should clarify that this expense is based on future services such that it meets the continuing impact criteria of Article 11-02(b)(6) of Regulations S-X. Please confirm that you will revise your pro forma disclosures accordingly for any significant future acquisitions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief